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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. )*


                             CompuCredit Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   204 78N 100
                      ------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   / / Rule 13d-1(b)
   / / Rule 13d-1(c)
  /x/  Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 204 78N 100
          -----------

-------------------------------------------------------------------------------
 (1) Names of reporting persons.
     I.R.S. Identification Nos. of above persons (entities only).

                               Bravo Trust One
                       -----------------------------

-------------------------------------------------------------------------------
 (2) Check the appropriate box if a member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

                  Georgia
          ---------------------------

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       7,168,957
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    7,168,957
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     7,168,957
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

                                                              17.9
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

                                                              OO
-------------------------------------------------------------------------------

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ITEM 1.
                  (a)      NAME OF ISSUER

                           CompuCredit Corporation

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           One Ravinia Drive, Suite 500
                           Atlanta, Georgia 30346

ITEM 2.
                  (a)      NAME OF PERSON FILING

                           The name of the person filing this statement is Bravo Trust One, a trust of which Frank J. Hanna, III is the sole trustee and Mr. Hanna and members of his immediate family are the beneficiaries.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE
                           c/o CompuCredit Corporation
                           One Ravinia Drive, Suite 500
                           Atlanta, Georgia 30346

                  (c)      CITIZENSHIP

                           Bravo Trust One is a trust organized under the laws of the State of Georgia.

                  (d)      TITLE OF CLASS OF SECURITIES

                           Common Stock, no par value per share

                  (e)      CUSIP NUMBER

                           204 78N 100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                           Not Applicable

ITEM 4.           OWNERSHIP

         (a) Amount beneficially owned:7,168,957 shares as of December 31, 1999

         (b)      Percent of Class: 17.9


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                  The above percentage is based upon the 40,051,392 shares of common stock outstanding as of December 31, 1999.

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 7,168,957 shares

                  (ii)     shared power to vote or to direct the vote: None

                  (iii) sole power to dispose or to direct the disposition of: 7,168,957 shares

                  (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10.          CERTIFICATIONS

                  Not Applicable

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000

                                        BRAVO TRUST ONE


                                        /s/ Frank J. Hanna, III
                                        ----------------------------------------
                                        By: Frank J. Hanna, III, Trustee